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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               ----------------

                          PAMIDA HOLDINGS CORPORATION
                           (Name of Subject Company)

                               ----------------

                              SHOPKO MERGER CORP.
                         a wholly owned subsidiary of
                              SHOPKO STORES, INC.
                                   (Bidders)

                               ----------------

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                               ----------------

                                   697642106
                     (CUSIP Number of Class of Securities)

                               ----------------

         Richard D. Schepp, Senior Vice President and General Counsel
                              ShopKo Stores, Inc.
                                P.O. Box 19060
                          Green Bay, Wisconsin 54307
                                (920) 429-4664
         (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                    Copy to

                            Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois 60603
                            (312) 853-7000
                            Attention: Dennis V. Osimitz

                                 May 17, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                               ----------------

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*  Amount of Filing Fee
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
     $74,425,378                         $14,885
-------------------------------------------------------

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*  For the purpose of calculating the fee only, this amount assumes the purchase of 6,471,772 shares of common stock, par value $0.01 per share ("Common Stock"), of Pamida Holdings Corporation, at $11.50 per share. Such number includes all outstanding shares of Common Stock as of May 10, 1999, and assumes the exercise of all options to purchase shares of Common Stock then outstanding but does not assume the conversion of the shares of nonvoting common stock, par value $0.01 per share ("Nonvoting Common Stock") of the Company into Common Stock.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
                                          Filing Party:
                                          Date Filed:

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                            SCHEDULES 14D-1 AND 13D

                                                          Page 2 of 8 Pages
   CUSIP NO. 697642106



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 1 NAME OF REPORTING PERSONS: ShopKo Merger Corp.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)[X]
                                                                (b) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS:
  AF

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) OR 2(f):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  Delaware

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  907,387 Shares

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [X]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
  14.0% of the Shares issued and outstanding as of May 10, 1999, assuming exercise of the option to purchase Shares granted under the Stockholder and Purchase Agreement described in this Statement.*

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10 TYPE OF REPORTING PERSON:
  CO

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--------
* See second and third paragraphs on page 4.

                                       2
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                            SCHEDULES 14D-1 AND 13D

                                                          Page 3 of 8 Pages
   CUSIP NO. 697642106



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 1 NAME OF REPORTING PERSONS: ShopKo Stores, Inc.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 410985054

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)[X]
                                                                (b) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS:
  WC

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) OR 2(f):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  Wisconsin

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 907,387
   SHARES

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [X]

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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  14.0% of the Shares issued and outstanding as of May 10, 1999, assuming exercise of the option to purchase Shares granted under the Stockholder and Purchase Agreement described in this Statement.*

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10 TYPE OF REPORTING PERSON:
  CO

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--------
* See second and third paragraphs on page 4.

                               Page 4 of 8 Pages

   This Statement relates to a tender offer by ShopKo Merger Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of ShopKo Stores, Inc., a Wisconsin corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Pamida Holdings Corporation, a Delaware corporation (the "Company"), at a purchase price of $11.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

   The Offeror and Parent have entered into Stockholder Agreements, each dated as of May 10, 1999 (the "Stockholder Agreements"), with each of the directors of the Company (the "Tendering Stockholders"), pursuant to which the Tendering Stockholders have agreed to tender 303,965 Shares owned of record by the Tendering Stockholders and any other shares that they may acquire upon the exercise of options to purchase Shares held by such Tendering Stockholders (the "Committed Shares") pursuant to the Offer. Pursuant to the Stockholder Agreements, the Tendering Stockholders have also agreed that, among other things, until the termination of the Offer, and, in certain cases, for a period of 60 days thereafter, to vote such Committed Shares in favor of the Merger (as defined herein) and against certain competing transactions.

   The Offeror and Parent have also entered into a Stockholder and Purchase Agreement, dated as of May 10, 1999 (the "Stockholder and Purchase Agreement"), with 399 Venture Partners, Inc. ("Venture Partners"), pursuant to which Venture Partners has (i) agreed to tender the 907,387 Shares owned of record by Venture Partners and (ii) granted to the Offeror an irrevocable option to purchase the 907,387 Shares and the 3,050,473 shares of nonvoting common stock, par value $0.01 per share (the "Nonvoting Shares") of the Company owned of record by Venture Partners (collectively the "Venture Partners Committed Shares") at a price per Share and Nonvoting Share of $11.50 in cash. The Offeror has agreed to purchase such Shares (to the extent not tendered) and Nonvoting Shares immediately after the acceptance for purchase by the Offeror of Shares pursuant to the Offer. Pursuant to the Stockholder and Purchase Agreement, Venture Partners has also agreed that, among other things, until the termination of the Merger Agreement, and, in certain cases, for a period of 60 days thereafter, it will not transfer the Venture Partners Committed Shares and will vote the Venture Partners Committed Shares in favor of the Merger and against certain competing transactions. The Offeror and Parent disclaim ownership of any Share issuable upon the conversion of Nonvoting Shares. Additional information about the Stockholder Agreements and the Stockholder and Purchase Agreement is contained in Section 13 ("The Merger Agreement; the Stockholder Agreements; and the Stockholder and Purchase Agreement") of the Offer to Purchase.

Item 1. Security and Subject Company.

   (a) The name of the subject company is Pamida Holdings Corporation. The address of the principal executive offices of the Company is set forth in
Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

   (b) The exact title of the class of equity securities being sought in the Offer is the common stock, par value $0.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

                                       4
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                               Page 5 of 8 Pages

Item 2. Identity and Background.

   (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Offeror and Parent") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

   (e) and (f): None of the Offeror, the Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations With the Subject Company.

   (a) None.

   (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

   (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

   (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement; the Stockholder Agreements; and the Stockholder and Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

   (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

   (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror and Parent") and Section 13 ("The Merger Agreement; the Stockholder Agreements; and the Stockholder and Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

   The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 13 ("The Merger Agreement; the Stockholder Agreements; and the Stockholder and Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

                                       5
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                               Page 6 of 8 Pages

Item 8. Persons Retained, Employed or to be Compensated.

   The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

   The information set forth in Section 9 ("Certain Information Concerning the Offeror and Parent") of the Offer to Purchase is incorporated herein by reference.

   The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as to whether to sell, tender or hold Shares being sought in the Offer.

Item 10. Additional Information.

   (a) The information set forth in Section 13 ("The Merger Agreement; the Stockholder Agreements; and the Stockholder and Purchase Agreement") of the Offer to Purchase is incorporated by reference.

   (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

   (e) None.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits.

   (a)(1) Offer to Purchase, dated May 17, 1999.

   (a)(2) Letter of Transmittal.

   (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

   (a)(5) Notice of Guaranteed Delivery.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7) Summary Announcement, dated May 17, 1999.

   (a)(8) Press Release issued by the Parent and the Company on May 11, 1999.

   (a)(9) Press Release issued by the Parent and the Company on May 17, 1999.

   (b) None.

   (c)(1) Agreement and Plan of Merger, dated as of May 10, 1999, among the Parent, the Offeror and the Company.

                                       6
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                               Page 7 of 8 Pages

   (c)(2) Stockholder and Purchase Agreement, dated as of May 10, 1999, between the Parent, the Offeror and Venture Partners.

   (c)(3) Stockholder Agreement, dated as of May 10, 1999, among L. David Callaway, III, the Offeror and Parent.

   (c)(4) Stockholder Agreement, dated as of May 10, 1999, among Stuyvesant P. Comfort, the Offeror and Parent.

   (c)(5) Stockholder Agreement, dated as of May 10, 1999, among Steven S. Fishman, the Offeror and Parent.

   (c)(6) Stockholder Agreement, dated as of May 10, 1999, among M. Saleem Muqaddam, the Offeror and Parent.

   (c)(7) Stockholder Agreement, dated as of May 10, 1999, among Peter J. Sodini, the Offeror and Parent.

   (c)(8) Stockholder Agreement, dated as of May 10, 1999, among Frank A. Washburn, the Offeror and Parent.

   (d) None.

   (e) Not applicable.

   (f) None.


                                       7
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                               Page 8 of 8 Pages
                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 1999

                                          ShopKo Stores, Inc.

                                             /s/ William J. Podany
                                          By: _________________________________
                                             Name: William J. Podany
                                             Title: President and Chief
                                             Executive Officer

                                          ShopKo Merger Corp.

                                             /s/ William J. Podany
                                          By: _________________________________
                                             Name: William J. Podany
                                             Title: President and Chief
                                             Executive Officer

                                       8